EXHIBIT 99.5
                                       [Videsh Sanchar Nigam Limited Letterhead]

HQ/CS/CL.24B/8783
30 January 2002

Sir,

          Sub: Unaudited Financial Results (Provisional) for the Third Quarter ended 31 December 2001.



Pursuant to clause 41 of the listing agreement with Indian Stock Exchanges, please find sent herewith the unaudited financial results (provisional) for the third quarter ended 31 December, 2001 which has been taken on record by the Board of Directors in their 125th Meeting held on 30 January 2002.

Yours faithfully,
For VIDESH SANCHAR NIGAM LIMITED


/s/ R.N. Aditya
R.N. Aditya
Assistant Company Secretary


1. Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai - 400 001. Fax No.(22) 2722061, 2721072.

2. The Secretary, Madras Stock Exchange Limited, Post Box No. 183, 11, Second Line Beach, Chennai - 600 001. Fax No. (44) 524 48 97.

3. Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, 7, Lyons Range, Calcutta - 700 001. Fax No. (33) 220 25 14/28 37 24.

4. Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1, Asaf Ali Road, New Delhi - 110 002. Fax No (11) 329 21 81.

5. Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market - Listing, Exchange Plaza, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051. Fax Nos.: (22) 6598237/38.

6. National Securities Depository Ltd., Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg. Lower Parel, Mumbai - 400 013. Fax Nos.: 497 29 93.

7. Mr. Anish Kumar, The Bank of New York, Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021. Fax No. 204 49 42.

8. Head Office: M/s. Sharepro Services, Satam Estate, 3rd Floor, Above Bank of Baroda, Chakala, Andheri (E), Mumbai - 400 099 Ph. 821 5168/ 820 2108/ 820
     2114, FAX 837 5646.

9. Ms. Caroline Yap, Managing Director, International Client Services, New York Stock Exchange. No.: +1 2126565071.

10.  Shri  Hitendra  Patil,  Vice  President   (Operations)  Central  Depository
     Services (India) Limited Phiroze Jee Jee Bhoy Towers, Dalal Street,  Mumbai
     - 400 023. Fax: 267 3199.

11.  Shri S. Kannan, DGM(FA), for SEC filing requirements, Fax 1195.

12.  Shri U.C. Burman. DGM(Internet), for hosting on website.

                                       [Videsh Sanchar Nigam Limited Letterhead]

                         UNAUDITED FINANCIAL RESULTS FOR
                       THE QUARTER ENDED 31 DECEMBER 2001



                                                                              (Rs IN MILLION)
          PARTICULARS       FOR THE QUARTER ENDED      FOR THE NINE MONTHS      FOR THE YEAR
                                                              ENDED                ENDED
                             31.12.2001   31.12.2000    31.12.2001   31.12.2000    31.3.2001
                             (UNAUDITED)  (UNAUDITED)   (UNAUDITED)  (UNAUDITED)    (AUDITED)
     Net Sales/Income from
1    Operations                  17,386       19,500        48,623       53,251       72,975
2    Other Income                 1,882        1,116         4,508        4,205        6,684
     TOTAL INCOME                19,268       20,616        53,131       57,456       79,659
3    Total Expenditure           13,402       13,532        36,257       38,652       53,801
     a. Increase/decrease
        in stock in trade                          NOT APPLICABLE
     b. Consumption of Raw
        Materials                                  NOT APPLICABLE
     c. Staff Cost                  357          345           989          856        1,710
     d. Network Cost             12,671       12,829        34,285       36,735       50,235
     e. Operating Cost              276          179           680          543          869
     f. Administrative               98          179           303          478          987
        expenses
4    Interest                         -            -             -            -            1
5    Depreciation                   314          277           965          825        1,162
6    Profit (+)/Loss(-)           5,552        6,807        15,909       17,979       24,695
     after interest but
     before taxation &
     extraordinary items
     (1+2)-(3+4+5)
7    Extraordinary item:
     Write down of                    -           52             -           52           52
     Investment in ICO
     Global Communications
8    Prior Year Adjustments          59          (56)          (60)         355       (1,032)
9    Provision for Taxation       1,921        2,809         5,057        6,269        7,887
     NET PROFIT (+)/LOSS
     (-)
10   [6-(7+8+9)]                  3,572        4,002        10,912       11,303       17,788
11   Paid up Equity Share         2,850        2,850         2,850        2,850        2,850
     Capital
12   Reserves excluding               -            -             -            -       62,992
     revaluation reserves
     (as per balance sheet
     of previous
     accounting year)
     Earning per share
13   (not annualised) (Rs.)       12.53        14.04         38.29        39.66        62.42
14   Aggregate of
     non-promoter
     shareholding:
     (a) Number of Shares   134,038,560  134,038,560   134,038,560  134,038,560  134,038,560
     (b) Percentage of
         Shareholding             47.03        47.03         47.03        47.03        47.03



Segment Reporting                                                             Rs. in million
Particulars                   For the Quarter ended      Nine months ended        Year ended
                              30-Dec-01    31-Dec-00     31-Dec-01    31-Dec-00    31-Mar-01

Segment Revenue
Telephony Service                15,182       16,926        42,616       46,590       63,868
Other Services                    2,204        2,574         6,007        6,661        9,107
Total                            17,386       19,500        48,623       53,251       72,975
Less: Inter segment revenue           -            -             -            -            -
Net sales/income from            17,386       19,500        48,623       53,251       72,975
operations

Segment results (Profit)(+)/Loss(-) before tax and interest from each segment
Telephony Service                 5,242        5,215        14,062       13,170       18,557
Other Services                    1,272        1,693         3,229        3,908        5,320
Total                             6,514        6,908        17,291       17,078       23,877
Less:
Interest                              -            -             -            -            1
Other Unallocable                   962          101         1,382         (901)        (819)
expenditure net of
unallocable income*
Total profit before tax           5,552        6,807        15,909       17,979       24,695

Notes on segment information:
Principal segments
The  company  primarily  provides  International   Telecommunication   services.
Accordingly, various services provided by the company comprise the primary basis for the segmental information set out above.
Segment Capital Employed
The  Operating  assets  used  in the  company's  business  and  the  liabilities contracted  have not been  identified for any reportable  segments.  The Company believes that it is not currently  practicable  to provide  segment  disclosures relating total assets and  liabilities  since the meaningful  segregation of the available data is onerous.
*  Figures  in  brackets  are  due  to  higher  unallocable  other  income  over unallocable expenditure.

Notes:

1. The above results were taken on record by the Board of Directors of the Company at its Meeting held on 30th January 2002.
2. Income from operations as well as transmission cost included under "Network cost" for the quarter and nine months ended 31 December, 2001 are on the basis of revised Total Accounting Rates (TAR) which are approximately 20% lower than the TAR applicable for the corresponding period in the previous year. Therefore, while the telephone traffic has grown by approx. 14% for the nine months, the income from operations has shown a decline by about 8.7%.
3. Income from operations till 31 March, 2001 included income from Intelsat. Consequent to corporatisation of Intelsat during the year henceforth, income will be received as dividend.
4. Network Cost includes Rs.726 million pertaining to earlier years, levied by the Wireless Planning and Coordination Committee for Spectrum authorization.
5. Consequent to the Accounting Standard - 22 on accounting for taxes on Income becoming mandatory effective from April 1, 2001, the Company has charged the estimated cumulative net deferred tax liability of Rs.2,858 million until April 1, 2001 to general reserves. Provision for taxation for the nine months ended 31st December 2001 is net deferred tax debit of Rs.79 Million.
6.   Figures of previous year have been regrouped wherever necessary.

                                                For Videsh Sanchar Nigam Limited

                                                /s/ S.K. Gupta
                                                S.K. Gupta
Place:  New Delhi                               Chairman and Managing Director
Date:  30 January, 2002                         30.1.02